Exhibit 99.1

Sapiens Hosts Global Client Conference in Portugal

More than 120 participants from approximately 11 countries, including insurance and financial services customers, and prospects, discussed industry developments and Sapiens’ future vision

Holon, Israel – October 19, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, hosted its annual Sapiens Client Conference at the Ritz-Carlton Penha Longa resort in Lisbon, Portugal on October 16-18.

Reflecting Sapiens’ reputation as a global leader, the event attracted more than 120 participants from 11 countries, including insurance and financial services customers, and prospects. Attendees participated in strategic discussions and viewed presentations, and learned about Sapiens’ future vision.

Experts led sessions on current and future insurance trends, while participants networked with industry personnel and top insurers, and enjoyed a luxury resort that includes one of the top 30 golf courses in Continental Europe.

The agenda included a range of speakers to provide the audience with a variety of insights into Sapiens’ people and products, as well as industry hot topics. Agenda highlights included:

•	A session on IoT and Machine Learning led by Mark McLaughlin, global insurance director, IBM Watson IoT
•	Multiple customer case studies with leading life and pension (L&P) and property and casualty (P&C) organizations, including a multi-LoB go-live case study presented by a customer
•	A discussion panel on changing trends in the P&C digital experience with customers and Sapiens experts
•	A keynote address on game theory by Dr. Haim Shapira, an economics and behavioral sciences lecturer

“This productive and informative client conference would not have been possible without all of the attendees who helped make it a success, as well as the Sapiens personnel who have been working for months to create the best possible experience,” said Roni Al-Dor, Sapiens president and CEO. “I would like to thank everyone who was involved.”

Al-Dor continued: “Participating in the interesting exchanges of ideas and listening to top industry players and customers strategize for the future has reinforced my optimism regarding the short- and long-term opportunities that are available to insurers who possess the right approach and technology.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com